UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 11-K
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ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number 001-16701

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ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN
(Full title of the plan)

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ABRAXAS PETROLEUM CORPORATION
18803 Meisner Drive
SAN ANTONIO, TEXAS 78258

(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION

Item 1-3. The Abraxas Petroleum Corporation 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal year ended December 31, 2016, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Section 103 (c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

STATEMENT OF INCOME AND EXPENSES
YEAR ENDING DECEMBER 31, 2016

INCOME
Contribution – Company Matching (Co. Stock)	$298,390
Contribution – Participant 401(K)	710,208
Investment Earnings (Loss)	2,034,546
Other Income	40,538
Total Income (Loss)	3,083,682

EXPENSES
Payments to Participants	1,144,827
Other Expenses	2,550
Total Expenses	1,147,377

Income (Loss) over Expenses	1,936,305
Assets at the Beginning of the Plan Year	9,750,887
Assets at the End of the Plan Year	$11,687,192

PLAN ASSETS AND LIABILITIES

	As of January 1,	As of December 31,
	2016	2016
ASSETS
Cash	$1,138,819	$1,603,090
Mutual Funds	7,784,354	7,581,289
Company Stock	771,642	2,375,773
Participant Loans	56,072	127,040
Total Assets	$9,750,887	$11,687,192

LIABILITIES	$ —	$ —

NET ASSETS (Assets less Liabilities)	$9,750,887	$11,687,192

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of San Antonio, State of Texas, on the 13th day of June 2017.

ABRAXAS PETROLEUM CORPORATION
401(K) PROFIT SHARING PLAN

By: Abraxas Petroleum Corporation

By: /s/ Robert L.G. Watson
Robert L. G. Watson
Chief Executive Officer and President